UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2024

Commission File Number: 001-36815

Ascendis Pharma A/S

(Exact Name of Registrant as Specified in Its Charter)

Tuborg Boulevard 12

DK-2900 Hellerup

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (Registration Numbers 333-203040, 333-210810, 333-211512, 333-213412, 333-214843, 333-216883, 333-228576, 333-254101, 333-261550, 333-270088, 333-277519 and 333-281916) and Form F-3 (Registration Numbers 333-209336 and 333-282196) of Ascendis Pharma A/S (the “Company”) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

On December 16, 2024, the applicable regulatory waiting period for the Company’s agreement with Novo Nordisk expired, enabling the close of the previously announced collaboration agreement for the development and commercialization of TransCon technology-based products in metabolic and cardiovascular diseases.

Under the terms of the agreement, Novo Nordisk received an exclusive worldwide license to the TransCon technology platform to develop, manufacture and commercialize Novo Nordisk proprietary products in metabolic diseases (including obesity and type 2 diabetes) and a product-by-product exclusive license in cardiovascular diseases. The lead program in the collaboration is a once-monthly GLP-1 receptor agonist product candidate that will initially target obesity and type 2 diabetes.

With the closing of the agreement, Ascendis is eligible to receive a $100 million milestone payment from Novo Nordisk. Additional details about the collaboration can be found in the Company’s Form 6-K furnished with the Securities and Exchange Commission on November 4, 2024.

Forward-Looking Statements

This report contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this report regarding Ascendis’ future operations, plans and objectives of management are forward-looking statements. Examples of such statements include, but are not limited to, statements relating to (i) the expected initial targets of the GLP-1 receptor agonist product candidate and (ii) Ascendis’ receipt of the $100 million milestone payment. Ascendis may not actually achieve the plans, carry out the intentions or meet the expectations or projections disclosed in the forward-looking statements and you should not place undue reliance on these forward-looking statements. Actual results or events could differ materially from the plans, intentions, expectations, and projections disclosed in the forward-looking statements. Various important factors could cause actual results or events to differ materially from the forward-looking statements that Ascendis makes, including the following: dependence on collaboration partners to develop and conduct clinical studies with, obtain regulatory approvals for, market and sell product candidates; dependence on third party manufacturers, distributors and service providers for Ascendis’ products and product candidates; unforeseen safety or efficacy results in Ascendis’ development programs or on-market products; unforeseen expenses related to commercialization of any approved Ascendis products; unforeseen expenses related to Ascendis’ development programs; unforeseen selling, general and administrative expenses, other research and development expenses and Ascendis’ business generally; delays in the development of its programs related to manufacturing, regulatory requirements, speed of patient recruitment or other unforeseen delays; Ascendis’ ability to obtain additional funding, if needed, to support its business activities; and the impact of international economic, political, legal, compliance, social and business factors. For a further description of the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to Ascendis’ business in general, see Ascendis’ prospectus supplement filed on September 20, 2024 and Ascendis’ current and future reports filed with, or submitted to, the U.S. Securities and Exchange Commission (SEC), including its Annual Report on Form 20-F filed with the SEC on February 7, 2024. Forward-looking statements do not reflect the potential impact of any future licensing, collaborations, acquisitions, mergers, dispositions, joint ventures, or investments that Ascendis may enter into or make. Ascendis does not assume any obligation to update any forward-looking statements, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Ascendis Pharma A/S

Date: December 17, 2024	By:	/s/ Michael Wolff Jensen
Michael Wolff Jensen
Executive Vice President, Chief Legal Officer